

MALVAR = STEWART

Celeste Malvar-Stewart

www.malvarstewart.com

PROFESSION
Independent Sustainable Textiles, Fashion, Interiorwear Designer, Fibre Artist, and Educator

EDUCATION
Regent's University London, England (ACL) Bachelor of Applied Arts. Fashion Design. Magda Cum Laude. 1989
Eastern Michigan University, Ypsilanti, Michigan. Master of Science. Fashion & Textiles. 2010

INDUSTRY EXPERIENCE
MALVAR = STEWART, LLC. Independent Fashion & Textiles Designer. Couture and Interiorwear 1990-Present
Columbus College of Art and Design. Adjunct Instructor in Fashion Department. 2018 - Present
Olly Awake. Gender Equal Clothing Brand. Lead Designer. 2017 – Present
Greater Columbus Arts Council. Board Member/Grants and Culture & Diversity Committee Member. 2020-Present
Thesis Mentor Advisor CCAD Master of Design student. January-April 2020
Columbus Museum of Art. Co-chair for "Wonderball" annual fundraising gala. June 2019-January 2020
Columbus Arts Festival. On-site judge for national arts festival June 7, 2019
Columbus College of Art and Design. Juror for Senior Collection Juried Show, March 1, 2019
Columbus Arts Festival. Juror for artists selection. January 25, 26, 27, 2019
Magnanni, Inc. Wardrobe Stylist. 2014 to 2017
Nationwide Children's Hospital. Designer on research team. Developed and produced special product including textiles for Postpartem Gestational Diabetes Project. Columbus, OH. 2017

SELECTED SHOWS & EXHIBITIONS
July 26, 2020 Collaborative Public Art Mural "As Dawn Breaks". Pattycake Bakery. Columbus, OH.
January 25. 2020 Collaborative Performance Art "Living Art"-Wonderball. Columbus Museum of Art, OH
September 5 to October 25, 2019 Solo installation "I AM: Exploring Spiritual Connectivity through Fiber". Wehrle Gallery at Ohio Dominican University. Columbus, OH
July 24- August 3, 2019 Ohio State Fair Fine Art Exhibition. Juried show. Collaborative sustainable art piece. Colun
April 25, 2019 Meet your Creative Community: Olly Awake. Runway show with Q&A presentation. Columbus Museum of Art. Columbus, OH
February 16 to 24, 2019 Columbus Dispatch Home & Garden Show "Fashion through the Garden" . Collaborative

Exhibition. Ohio Expo Center. Columbus, OH
May 4 to June 1, 2018 "Futures for the Rest of Us". Group Exhibition. Blockfort Gallery, Columbus OH.
May 19, 2018 "Il Percorso di Vetro; The Glass Path". Glass fashion show at the Glass Art Society's 47th Annual Conference. Murano, Italy. Collaborative work.
November 2017 to Present. "Fiber Wave", Artist at Large. Columbus Museum of Art. Columbus, OH.
October 2017. "Piscis". Highball Couture Costume Fashion Show. Columbus, OH.
January 13-March 25, 2017 "Fragile Fashion". Glass Axis Gallery, Columbus, OH.
Novermber 2016. Glass Fashion Show. Corning Museum of Glass. Collaborative work. Corning, NY
September 4, 2016. "DeconSTRUCTURE in Chaos"Fashion Meets Music Festival. Columbus, OH
August 14,2016. International Federation of Library Association. Greater Columbus Convention Center. Featured Designer; Fashion Show; Artist Presentation. Columbus, OH.
July 1-30, 2016. "The Topography of Urban Decay". AFRU Gallery. Collaborative show. Portland, OR April 17, 2016 Couture Fashion Show. Kentucky Museum of Arts and Crafts. Louisville, KY.
2015/2016/2017. "Aveda Earth Jam". Express Live, Columbus, OH.
March 11, 2015. Experience Columbus Annual Meeting. Greater Columbus Convention Center. OH.
2014 "Blueprint Collection"; 2015 "Local Sound Project". Fashion Meets Music Festival. OH.
October 12, 2014. "Public Domain". Homeport Gallery. Columbus, OH.
April 26, 2014 Alternative Fashion Week Finale Show. Gallery at Strongwater. Columbus, OH.
September 28-Nov 16, 2013. "The Textile Show", The Art Factory, Paterson, NJ

SELECTED ARTICLES & PUBLICATIONS
Fall Issue 2020 (Nov/Dec) Fiber Arts Now Magazine. "Felt: Fiber Transformed". Featured Artist
Fall Issue 2020 (Nov/Dec). American Craft Magazine. Legacy Issue. Featured Artist
January 20, 2020. "How this couture designer brings sustainable fashion to Columbus, Ohio". Lonely Planet. Article
December 6, 2019. "German Village in Columbus offers wide range of experiences for weekend getaway". The News Herald. Featured artist.
2019 Fall Issue. "Fashioning Her Future". Eastern Michigan University Alumni Magazine. Featured artist in editor
September 29, 2019. "Connective Fibers". Featured artist article. Sunday issue: The Columbus Dispatch.
July 1, 2019. "Farm to Fashion in Columbus, Ohio" Real Food Traveler. Featured artist in editorial.
April Issue 2019. "Sustaining Spring" PRIZM Magazine. Featured artist in editorial.
February 10, 2019. "Curling up with your wooly design confection". The Connection. Article.
January 2, 2019."Shepherdesses, Style and Sheep: A Sheepish Success Story" San Diego Jewish Journal. Article.
November 2018. "A Weekend in Columbus, Ohio" on-line article. Forbes Magazine. Featured artist.
Winter Issue 2018. "Buckeye Lifestyle Magazine". M=S fashion featured in fall editorial.
September 3, 2018. "These 10 Creative Makers are Leaving their Mark on Columbus." USA Today. Featured artist.
August 27, 2018. "Columbus in Vogue". Midwest Living Magazine. Featured artist in editorial.
2018 Fall Issue. Buckeye Lifestyle Magazine. M=S fashion featured on cover.
2018 December Issue. American Airlines In-Flight Magazine. Featured Artist.
July 2018. Book cover, "Un Regard de Braise" (French). M=S fashion on cover image.
July 2018. Book cover "Chroma: A Photographer's Guide to Lighting with Color". M=S fashion on cover image.
Summer Issue 2018. "Celeste Malvar-Stewart: Fashion with a Purpose". Buckeye Lifestyle Magazine. Editorial.
April Issue 2018. "New Age Beautiful". Essence Magazine. M=S fashion featured in editorial.
November 2017. Columbus Makes Art Artist Trading Card
September 2017. "Arts leaders ponder future of the arts scene in Columbus". Gatehousenews.com.
Autumn Issue 2017. Alpacas Magazine. Article, "High-End Fashion with a Twist, Designer Showcases Felted

Alpaca".
July 5, 2017. Columbus Underground. On-line Article, "Eco-Conscious Fashion Designer Celeste Malvar-Stewart Uses Fibers from Ohio Farms".
May 17, 2017. "We Settle a Big Fashion Rivalry: Nashville vs. Columbus" New York Times.
January 2017. "Glaube, Liebe & Hoffnung". Happinez Magazine. Hamburg, Germany
October/December 2016/2017. Magnanni, Inc. international brand campaign billboards/website/social media.
October 30, 2016. Huffington Post Canada. Article, "Columbus Ohio Wellness Guide". Featured designer.
2016. Edible Columbus Magazine. Featured Designer Article, "Farm to Runway". Fall 27 Issue
May12 Issue 2016. Columbus Alive. "CCAD Wraps up Year with Chroma, Fashion Show".
April Issue 2016. Ohio Magazine Featured Article, "High-End Women's Fashion".
March Issue 2016. Home and Away, American Airlines Inflight Magazine. "Capital of Style".
September 26, 2016. Connect Association On-line Magazine. "How to Incorporate Fashion into a Meeting".
September 15, 2016. Lavender Magazine. On-line. "The Hoods of Columbus".
August 2016. "Worldwide Colours of Felt". TextileLink Book. The Netherlands.
2016. Aspira Magazine. Cover image. July Issue.
Spring/Summer Issue 2016. Metro Weddings Magazine Asia.
May Issue 2016. Wedding Essential Magazine. Asia.
October 2015. German Village Gazette. "Clothing designers collaborate in their German Village Studio".
August 2015. Huf Magazine. Full Editorial, "Asura".
July 2015. Trend Prive Magazine 2 Year Anniversary Issue. Editiorial, "Dark Shadow"
2015. Fashion Meets Music Magazine. Cover image. June Issue.
August 2015. Columbus Monthly Magazine. Featured designer.
August 28, 2015. Capital Style Magazine. On-line. Featured designer.
2015. Xander Magazine "Back to Basics" January Issue
2014. Now It's Dark Magazine - October Issue
June 2014. Eco Fashion Talk. On-line article. Featured designer. NY, NY
2014. Fiber Art Now Magazine. "In the Wild". February Issue

SELECTED PRESENTATIONS & DISCUSSION PANELS
November 4, 2020. Invited Guest Panelist "Spirituality and Sustainability" Oklahoma State University. Virtual (OH
October 30, 2020. Invited Guest Creative Belle Communications. Virtual Presentation/Discussion (OH)
September 29 & October 1, 2020. Invited Guest Speaker. Fashion Institute of Technology. Virtual (NYC)
September 21, 2020. Invited Panel Speaker. Fashion Forward and Columbus Fashion Council. Virtual (OH)
August 17, 2020. "Fusing Sustainable and Ethical Practices in Fashion" 4-H State SPIN Club. Virtual (OH)
August 7, 2020. Artful Walkabouts. Guest Artist. Virtual (Portland, OR/NYC, NY)
February 14, 2020. Invited Guest Presenter. Ohio Association of Family & Consumer Sciences Post Conference. Lewis Center, OH
January 28, 2020 "Sustainability in Couture" Guest Speaker. Washington University, St. Louis MO
December 17, 2019 "Sustainable Fashion as a Career" Invited Speaker. The Wellington School, Columbus OH
August 1, 2019 "Sustainability in Fashion" Invited Speaker. Regent's University London and International Textile and Apparel Association Joint Conference. London, England
June 20, 2019 Columbus Fashion Council panel discussion, Canzani Center, Columbus OH
June 8, 2019. Columbus Arts Festival Guest Speaker "Fiber in Art". Columbus Cultural Arts Center, Columbus OH
June 5, 2019 Panel discussion "Columbus Fashion Stories". Invited panel guest. Cbus Retail Conference, Columbus
May 9, 2019 "Cbus Maker" The Society of American Travel Writers hosted by Experience Columbus. Invited Artis
September 16, 2018 "Fast and Fair Fashion". Invited Speaker. The Ohio State University, Columbus OH.

August 24, 2018 "Fuel 2018". Nationwide Creative Services In-House Agency Workshop. Joint speaker. Strongwater, Columbus, OH.
July 13, 2018. Summer Art Program Fashion Show. Invited speaker. Columbus Museum of Art. Columbus, OH.
April 7, 2018 "Sustainability in Fashion". Honors Collegium Career Expo. Invited Speaker. The Ohio State Univ.
March 7, 2018 "Test City Storytellers: Change Starts with a Story." Guest Speaker. The Garden Theater. Columbus,
January 8, 2018 - "Got A Story To Tell: Ep. 5". Podcast. Discussing Malvar-Stewart journey. Columbus, OH.
October 12&13, 2017. "Creativity in Fibre". Art Quilt Association. Hilton Garden Inn. Columbus, OH.
June 2, 2017. "Creativity and All Its Factors". ARTrepreneur Workshop Series (AWS). Columbus, OH.
November 9, 2017. "Art in Columbus" Leadership Columbus. 3 person panel discussion. Columbus, OH.
May 19, 2017. "Serendipity". Creative Mornings. Steam Factory of OSU. Columbus, OH.
September 14, 2017. CbusNEXT "Future of the Arts in Columbus" Panel. Columbus Dispatch. Columbus, OH.
July 20, 2017. Columbus Museum of Art. Think Like an Artist Thursday.
July 2017. "Fibre in Fashion". National Alpaca Breeders Association. Keynote Speaker. Sacramento, CA.
January 14, 2017. Connector Series Event. Columbus Museum of Art. Columbus, OH.
2017. Experience Columbus Annual Meeting. Made in Cbus Artist. Greater Columbus Convention Center. OH.
May 19, 2016. "Six in the City". Wexner Center for the Arts. Guest Speaker. Columbus, OH.
May 12, 2016. Midwest Writers Association Conference. Experience Columbus. Fashion Show.
March 2015. Fashion Presentation. Experience Columbus Annual Meeting. Columbus Convention Center. OH.
November 2016. Informational Session on Sustainability. Columbus College of Art and Design. OH.
2016. Experience Columbus Midwest Writers Conference. Miranova, Columbus, OH.
August 2, 2015. Inspire the World Day. "Fashion and Sustainability". Columbus Commons. OH.
January 2014. Connector Series. "Local Sustainable Fashion". Columbus Museum of Art. OH.

WORKSHOPS, CLASSES, AND LECTURES
December 10, 2019. Felting: Ethical and Sustainable Processes. Felting workshop. Ohio Dominican Univerity
October 22 2019. "Sustainable Fashion". Sustainability Collective. Guest Speaker. Columbus College of Art and Design. Columbus OH
September 13, 2019. "Sustainability in Upcycling" Lecture and Workshop. 4H Fashion Board. Columbus OH
May10, 2019 Farm to Fashion Workshop hosting Society of American Travel Writers. Columbus OH
October 12, 2018. "Sustainable Design" Lecture. The Wellington School. Columbus OH
December 2015, March 2016, Farm to Fashion Workshop
Columbus College of Art and Design - Eco Dyeing workshop March 18, 2016 and February 1, 2017
Big Brothers Big Sisters Empowerment Workshop - Camp Oty Okwa - June 2017
November 11, 2016. "Sustainability in the Fashion Industry" Lecture. University of Cincinnati DAAP Fashion Design Coalition. Cincinnati, OH.
November 3, 2016. "Sustainable Fashion" Lecture. Columbus College of Art and Design (CCAD). OH.
May 2016. Sustainable Fashion Project, developed sustainable fashion with graduating seniors. CCAD. OH.

SELECTED INTERVIEWS
August 27, 2019 Animal People Alliance Instagram takeover with Tommy McClure, Columbus, OH
August 22, 2019 Good Day Marketplace. Columbus Makes Art. Columbus, OH
February 17, 2019 Good Day Columbus. Dispatch Home & Garden Show. Columbus, OH
February 7, 2019. CD102.5 Featured Designer Live Interview. Columbus, OH
May 24,2018. Good Day MarketPlace. Featured interview as an artist for "Futures for the Rest of Us" Exhibition,
December 30, 2017. You Inc WCBE/MidOhio NPR. Featured interview, "Designing your Life".
October 15, 2017. 10TV WBNS. Featured Highball Designer Interview. Columbus, OH.

November 2, 2017. CD1025. Featured Designer Live Interview. Columbus, OH.
September 1, 2015 Fox28 Tv. Good Day Columbus.
October 2015. WOSU/PBS Broad & High Segment.

VIDEOS
Rust Belt Fibershed – https://www.youtube.com/watch?time_continue=1&v=zk-4fp4LRDs&feature=emb_logo
Fox19 Cincinnati – https://www.fox19.com/video/2020/08/14/ohio-fashion-night/
Good Day Marketplace - https://myfox28columbus.com/sponsored/good-day-marketplace/gdm-columbus-make
celeste-malvar-stewart
Columbus Makes Art – https://www.columbusmakesart.com/stories/celeste-malvar-stewart
Highball - https://www.youtube.com/watch?v=wFNqO8aKQKI
Creative Mornings - Presentation on "Serendipity" https://www.youtube.com/watch?v=lRCOprCrX1Q
Broad & High - http://www.pbs.org/video/broad-and-high-celeste-malvar-stewart/
"Celeste Malvar-Stewart: Clothier"
https://video.search.yahoo.com/search/video?fr=tightropetb&p=videos+celeste+malvar-stewart#id=6&vid=1f5219cf2f45e4494a95c25d73074e2e&action=click
"Artist Collaboration". https://video.search.yahoo.com/search/video?fr=tightropetb&p=videos+celeste+malvar-stewart#action=view&id=13&vid=7f28067973de53b0f637e0afe8820c74
"Horst Collection" created for Aveda Institute Columbus.
https://video.search.yahoo.com/search/video?fr=tightropetb&p=videos+celeste+malvar-stewart#action=view&id=16&vid=b6da51b67dc9a9c7990f15bf73b6073d
"Celeste". https://video.search.yahoo.com/search/video?fr=tightropetb&p=videos+celeste+malvar-stewart#action=view&id=18&vid=9d512de398020c5e0c9dbb678b416e2d

AWARDS
Selected Artist. October 31, 2019. Greater Columbus Arts Council. 2019 Artist selected to create Community Arts Partnership Individual Awards.
Resource Grant March 2019 Greater Columbus Arts Council Resource
February 24, 2019 - Columbus Dispatch Home & Garden Show "Best of Show: Artistic Expression Award"
Grant 2017 - Nationwide Children's Hospital. Grant for specialized product design and development.
December 9, 2014. 3rd prize in 8th Natural Dyeing Biennal. Aichi, Japan.

UPCOMING
March 5, 2021. Columbus Cultural Arts Center. Invited Group Exhibition "The Earth is Us: Forging a New Relationship"
Fall 2021 Praxis Fiber Art Gallery Group Exhibition with Rust Belt Fibershed "One Garment One Year" (Cleveland
Pending: GCAC Big Ideas Grant Finalist.

Brief Artist Bio

Celeste Malvar-Stewart has been creating clothing for over 25 years. Her main focus is on sustainable and ethical practices in art and design; and is most recognized by her ethereal high-end gown and dresses that she creates by hand-felting wool, alpaca, and mohair from Ohio family fibre farms atop silk fabric, often incorporating natural dyes and using rain water in her felting process. She is formally trained in fashion in London, England and acquired a Master's degree in textiles in Michigan, USA.

Her work has been shown in various national and international exhibitions, books, and magazines, mainly featuring experimental aspects of her art in fashion and textiles.

Her current focus is in exploring the realm where fashion meets fibre art in her effort to continue trying to translate her essence into form. She collaborates with many other artists within various disciplines to further expand her creative process while also expanding its audience. She emphasizes the importance of connection through art, working closely with Ohio women farmers and using fibres from their happy animals who she knows by name! Thus far, the results have yielded the creation of clothing, accessories, objects, and interiorwear that are thought provoking and empowering.

"After so many years of creating clothing, textiles, and art, I am finally able to really enjoy the exploratory aspect of the way I create. It's always been innate, yet I've fought it, thinking that my creativity should stay focused in order to be understandable. Now, I enjoy trying to understand my own work and happy to hope that others understand aspects of it too! My creative process is always evolving, and I've become fascinated with breaking my processes down and then recreating from that new place…construction to deconstruction to reconstruction…from fabric to fibre to yarn to fabric. It seems random, but it's actually very thoughtfully and carefully orchestrated."